Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Audited Financial Statements and Independent Auditor’s Report, dated March 31, 2022 relating to consolidated financial statements of CWS Investments, Inc., which comprise the consolidated balance sheet as of March 31, 2022 and the related consolidated statements of income and cash flow for the period from January 1, 2022 to March 31, 2022, and the related notes to the consolidated financial statements. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We further consent to any other references to us in the Offering Circular.

Tesseract Advisory Group

3/31/22	By:	//Philip Debaugh//
Date	Name:	Philip Debaugh, CPA